Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

February 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Cara Wirth
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 8, 2023
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 5, 2024, relating to the Amendment No. 1 to Registration Statement on Form S-4, submitted by the Company to the Commission on December 8, 2023 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed December 8, 2023

Questions and Answers About The Special Meeting

Q: What equity stake will current Public Stockholders, the Sponsor and Digital Ally hold ... ?, page xxi

1.	We note your amended disclosure in response to prior comment 2, but note that you have not included any amount of Closing Indebtedness. Please revise to provide an illustrative example of the per share amount to be delivered to stockholders at closing, which includes current and projected amounts of Closing Indebtedness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages xxi–xxii of the Registration Statement to include the requested information.

Risk Factors

We have received Nasdaq notices for failing to comply with listing requirements …, page 32

2.	We note your revised disclosure in response to prior comment 11, including that the combined company may not have a sufficient number of holders to comply with Nasdaq listing requirements in light of the fact that Kustom is wholly-owned by a single stockholder. However, we also note that you state that the Digital Ally Distribution is expected to increase the number of public stockholders in the combined company. Please clarify here, and elsewhere as appropriate, the anticipated timing of the Digital Ally Distribution covered in this registration statement and when such distribution would be completed. Also state the approximate number of Digital Ally stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on the cover page and page 33 of the Registration Statement to include the anticipated timing of the Digital Ally Distribution, and approximate number of Digital Ally stockholders.

3.	We note your response to prior comment 12 and your amended disclosure on page 140 that describes your extension to February 27, 2024 for purposes of complying with the Minimum Public Holders Requirement. Please revise to update this risk factor with that information as well.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 33 of the Registration Statement to include the requested information.

Background of the Business Combination

Description of the Negotiation Process with Candidates Other Than Kustom Entertainment, page 95

4.	We note your amended disclosure in response to prior comment 17, specifically that you revised to include how Target A and Target B were introduced to Clover Leaf. However, we note that you did not provide any information on the discussions, negotiations, and potential transaction terms with either Party. Please revise to include such information. Additionally, please disclose how Digital Ally was introduced to Clover Leaf.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 95–96 of the Registration Statement to include the requested information.

Description of Negotiation Process with Kustom Entertainment, page 96

5.	We note your amended disclosure in response to prior comment 18 and we reissue in part. Please revise to include a more detailed and complete description of the material substantive issues discussed and negotiated between April 26, 2023 and present. For example, we note your revised disclosure regarding a covenant to seek transaction financing in the form of a PIPE and a closing condition to have a minimum net tangible asset value of at least $5,000,001. However, it does not appear that you are seeking PIPE financing at this time and we note your proposal seeking to waive the minimum net tangible asset requirement. Please update your disclosure to describe how these discussions developed over the negotiation period. Additionally, we note revised disclosure regarding the ancillary agreements, comments to the interim covenants, terms of the earnout payments, and termination fee. Please revise to include detailed disclosure relating to the material terms and values associated with each. We also note that on July 20, 2023, you issued 3,457,806 shares of Class A common stock in connection with the conversion of the same number of Class B common stock. Please revise to include a discussion that details the decision to effect the conversion and a discussion of the material terms of any agreement to apply the same restrictions that were applied to the Class B common stock before the conversion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 96–98 of the Registration Statement to include the requested information.

6.	We note your response to prior comment 19, but do not note any responsive revised disclosure. As such, we reissue our comment. Please explain how the parties negotiated and ultimately determined the valuation of Kustom Entertainment and the consideration to be offered in connection with the business combination, including the earnout shares and the benchmark revenue determined in connection with the potential earnout shares. Please discuss how the parties reached a valuation of $125 million at $11.14 per share and include a description surrounding the discussion of the anticipated amount of the Closing Indebtedness and the decision to subtract it from the merger consideration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 96 of the Registration Statement to include the requested information.

Recommendation of the Board and Reasons for the Business Combination, page 97

7.	We note your amended disclosure in response to prior comment 20. We note that the Clover Leaf Board considered the fairness opinion. Please revise to state whether the Board considered that the consideration value of Kustom is below the valuation ranges of the Analyses prepared by Newbridge and, if so, how the Board continued to believe the aggregate consideration to be delivered was fair to Clover Leaf.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 99 of the Registration Statement to include the requested information.

Kustom Entertainment Management Forecasts, page 100

8.	We note Kustom’s management forecasts. Please revise to disclose whether the TicketSmarter and Kustom 440 business lines fall into the “Products” and/or “Services and other” line items for your revenue, here and in your Management’s Discussion and Analysis, where you discuss product and service revenue from the sale of tickets, which appears to be solely attributable to your TicketSmarter business line. Please also include a discussion as to why the other Kustom businesses, BirdVu Jets and Digital Connect were not included in the forecasts; if revenues are not material from such business lines, revise to state as much here and in your Management’s Discussion and Analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 102–103 and 158 of the Registration Statement to include the requested information. The Company also respectfully notes that the other Kustom businesses, BirdVu Jets and Digital Connect, are not included in the forecasts because they are immaterial.

9.	Explain why the Kustom Entertainment Management Forecasts were not relied upon by the Clover Leaf Board, considering your disclosure under “Recommendation of the Board...” indicates that the Clover Leaf Board received and reviewed such projections. If the Clover Leaf Board has reason to believe that the projections were unreliable, revise to state as much and explain why. Also, explain how the Clover Leaf Board determined to rely upon the Fairness Opinion, which relied upon the 2024E forecasts, even though the Board determined not to rely upon such projections.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 99 and 101 of the Registration Statement to include the requested information.

Engagement of Financial Advisor to Clover Leaf, page 101

10.	We note your amended disclosure in response to prior comment 22. With respect to the Comparable Public Company Analysis, please disclose whether any live event entertainment companies were withheld from the analysis and if so, explain the decision to do so. Please also disclose any limitations of such analysis, for example, including that the majority of the companies included here have a substantially higher stock price and balance sheet valuation than Digital Ally and by extension, Kustom Entertainment and that such companies have a more substantial operating history than Kustom. Please include a similar discussion of the limitations for the M&A Comparables.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 99 and 101 of the Registration Statement to include the requested information.

U.S. Federal Income Tax Considerations, page 125

11.	We note your amended disclosure in response to prior comment 24 and we reissue in part. Please revise your disclosure in the sections titled “Adoption of the Proposed Charter” and “Redemption of Clover Leaf Class A Common Stock” to state that the tax consequences are the opinion of counsel. Refer to Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 128 of the Registration Statement to include the requested information.

12.	We note your amended disclosure in response to prior comment 25. In the section titled “Redemption of Clover Leaf Class A Common Stock,” please revise to indicate whether this is a “should” or “more likely than not” opinion. Refer to Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 128 of the Registration Statement to include the requested information.

Information About Kustom Entertainment

Corporate Information

History, page 150

13.	We have reviewed your response and revised disclosure to prior comment 31 noting the transfer of equity interest between Digital Ally and Kustom Entertainment has already occurred. Please tell us how you accounted for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 152 of the Registration Statement to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kustom Entertainment, page 153

14.	We note your response to prior comment 34. In this regard, revise to disclose, where material, the gross transaction value, the number of visits to your websites, cost of customer acquisition, the purchase conversion rate, the overall number of customers in your database, and the number and percentage of tickets sold via the website and mobile app, which you indicate management reviews, based upon the disclosure in Digital Ally’s annual report on Form 10-K for the period ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 155 of the Registration Statement to include the requested information. The Company also respectfully notes that we did not include the percentage of tickets sold via the mobile app because the number is insignificant.

Results of Operations

Nine Months Ended September 30, 2023 Compared with the Nine Months Ended September 30, 2022

Revenue and Gross Profit, page 154

15.	We note your disclosure that the significant decrease in Service Revenues is due to the continued reduction in promotional and advertising expenses. This appears to be inconsistent with your disclosure regarding the change in gross profit which states the reduction of these expenses will not have a material impact on revenues. Please clarify or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 156 of the Registration Statement to include the requested information.

Year ended December 31, 2022 compared with the year ended December 31, 2021, page 156

16.	We note your amended disclosure in response to prior comment 37. In connection with your sponsorship and partnership network, please clarify whether Kustom typically receives the allotment of tickets for free, at a reduced price, or otherwise. Please also clarify whether there is any other monetary relationship or fee structure associated with being a part of the Kustom sponsorship and partnership network.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 158 of the Registration Statement to include the requested information.

Selling Stockholders and Plan of Distribution, page 194

17.	We note your amended disclosure and response to prior comment 40. With respect to the distribution of shares by Digital Ally to its security holders, please revise to:

●	Identify Digital Ally as an underwriter;

●	Include the relevant disclosure required for Digital Ally to distribute the shares to its stockholders, including Items 1-12A of Part I and Items 13-16 of Part II of Form S-1. In this respect, please also revise the current Selling Stockholders and Plan of Distribution disclosure on page 194 to remove references to “selling stockholders” and revise to reflect the sole selling stockholder, Digital Ally. Also, remove the disclosure on page 195 and elsewhere that reflects the sale of shares after Digital Ally conducts it distribution.

●	Include relevant Rule 8-04 of Regulation S-X financial statement information for Digital Ally, which we believe to be for the two most recent fiscal years and the latest required interim period the precedes the business combination. See Rule 1-02(w) of Regulation S-X. If you disagree with this financial statement period requested, please provide your calculations and conclusions under the significance tests in your response.

●	File post-effective amendments, or prospectus supplements, as applicable, to include all relevant information until the distribution is completed. See Securities Act Rules Compliance and Disclosure Interpretation Question 212.11.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 206 of the Registration Statement to identify Digital Ally as an underwriter. In addition, the Company has revised pages 206 and 209-–210 of the Registration Statement to include or otherwise incorporate by reference the relevant disclosure required for Digital Ally to effect the Digital Ally Distribution including Items 1-12A of Part I and Items 13-16 of Part II of Form S-1, to the extent such Items are applicable. The Company has also revised the Registration Statement throughout to remove references to “selling stockholders,” so as to reflect Digital Ally as the sole “selling stockholder.” Finally, the Company has removed all disclosure from the Registration Statement that reflects the sale of shares after Digital Ally conducts the Digital Ally Distribution.

The Company acknowledges the Staff’s request to include relevant Rule 8-04 of Regulation S-X financial statement information for Digital Ally. The Company respectfully advises the Staff, however, that such financial information is not required. In particular, Rule 8-04 requires, inter alia, audited financial statements of a business acquired or to be acquired, applying Rule 3-05 of Regulation S-X (but substituting Rule 8-02 and Rule 8-03, as applicable, whenever Rule 3-05 references Rule 3-01 and Rule 3-02). In this instance, Digital Ally is acquiring securities of an entity that is currently in the process of completing a business combination. Because that business combination has yet to close, it is not possible to provide audited or unaudited financial statements for the entity being acquired by Digital Ally. The Company respectfully notes that the Registration Statement already includes stand-alone audited and unaudited financial statements of Kustom and Clover Leaf, as well as related pro forma financial information. The Company believes that these financial statements provide investors receiving securities of the combined entity with all of the financial information that is germane to any investment decision in the distribution by Digital Ally.

Finally, the Company acknowledges the Staff’s request to file post-effective amendments, or prospectus supplements, as applicable to include all relevant information until the distribution is completed, referencing Securities Act Rules Compliance and Disclosure Interpretation Question 212.11 (“C&DI 212.11”).

C&DI 212.11 provides as follows:

●	Question: When Form S-1 is used for a continuous offering under Rule 415, is a post-effective amendment necessary to meet the requirements of Section 10(a)(3), to reflect fundamental changes, or to disclose material changes in the plan of distribution?

●	Answer: Yes. A post-effective amendment is required to reflect those changes because Form S-1 does not provide for forward incorporation by reference of Exchange Act reports filed after the effective date. Other changes may be made by prospectus supplement to the extent permitted by Rule 424. [Jan. 26, 2009]

The Company respectfully advises the Staff that Form S-1 now allows smaller reporting companies such as Digital Ally to incorporate by reference information filed after the effective date of a registration statement. Digital Ally qualifies as a smaller reporting company, and the Company has revised page 210 of the Registration Statement to incorporate such information, stating specifically that all documents subsequent filed by Digital Ally pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to termination of the offering shall be deemed to be incorporated by reference into the proxy statement/prospectus.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-73

18.	We note your revised disclosure in response to prior comment 41 and note you did not elect to apply pushdown accounting to the TicketSmarter acquisition. This appears to be inconsistent with the disclosure in Notes 1 and 12 of the unaudited interim financial statements for the nine months ended September 30, 2023, the Emphasis of Matter paragraph of the audit opinion for the year ended December 31, 2022 and Notes 1, 12 and 15 of the audited financial statements for the year ended December 31, 2022. Please clarify or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages F-50, F-66, F-73, and F-88 of the Registration Statement to include the requested information.

General

19.	We note your disclosure throughout regarding the conversion of 3,457,806 shares of Clover Leaf Class B Common Stock into Clover Leaf Class A Common Stock. Please explain in further detail the decision to convert such shares on July 20, 2023, before the closing of the business combination. Additionally, we note your disclosure that the converted shares will maintain the same restrictions that applied to the Clover Leaf Class B Common Stock. Please explain this in further detail, for example whether this is covered in your Amended and Restated Certificate of Incorporation and/or whether such holders entered into a separate agreement that enforces such restrictions on the Clover Leaf Class A Common Stock. Additionally, please revise your Frequently Used Terms to include a definition of “Sponsor Shares” and clearly distinguish it from the current definition of “Clover Leaf Sponsor Shares.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages ix, 98, 142, and 202 of the Registration Statement to include the requested information.

20.	We note your Form 8-K filed on December 7, 2023, regarding the resignation of former Clover Leaf Board member, audit committee and compensation committee member, Manuel Rocha, where you state that “[o]n December 1, 2023, Mr. Rocha was arrested by federal authorities and charged with multiple crimes including conspiracy to act as a foreign agent to defraud the United States, acting as an illegal agent for a foreign government, and use of a passport obtained by false statement in a complaint filed against Mr. Rocha in the United States District Court for the Southern District of Florida.” In light of Mr. Rocha’s arrest and allegations against him and specifically his position as a Clover Leaf Board member and audit committee member, please revise throughout to highlight any material input that Mr. Rocha had on discussions or negotiations with respect to this transaction, including searching for a target, selecting Kustom as the target, discussing and negotiating the merger consideration, assessing the fairness opinion, and recommending the transaction to stockholders. State whether the Clover Leaf Board has determined to reassess its decision to recommend the transaction, whether it has done so, and whether it continues to recommend the transaction. If not, please state as much and explain why not. Finally, please revise your CFIUS disclosure to update for the allegations against Mr. Rocha, if applicable, and/or state whether such allegations will impact your CFIUS disclosure. If you have received any updated information, correspondence, inquiry, or otherwise from CFIUS, please revise to state as much and disclose the current status of such matters.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 32, 78, and 106–107 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP